

Mail Stop 4631

August 9, 2017

Via E-mail
Mr. Gary G. Smalley
Chief Financial Officer
Tutor Perini Corporation
15901 Olden Street
Sylmar, CA 91342

> **Re: Tutor Perini Corporation**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 1-6314**

Dear Mr. Smalley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction